March 8, 2007
VIA EDGAR AND FACSIMILE
Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Zila, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2006
Filed October 10, 2006
Form 10-Q for the Period Ended October 31, 2006
Filed December 7, 2006
File No. 000-17521
Dear Mr. Rosenberg:
     This letter responds to the Staff’s comment, as set forth in the Staff’s letter dated February 22, 2007, on the above-referenced Form 10-K for the Fiscal Year Ended July 31, 2006, filed October 10, 2006 and Form 10-Q for the Period Ended October 31, 2006, filed December 7, 2006. For your convenience, we have repeated your comments in our letter.
Staff Comment:
1.	Form 10-K for the Year Ended July 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

EBITDA, page 39
1.	You discuss and present the non-GAAP measure EBITDA as a performance measure. You do not, however, disclose the substantive ways that management uses these measures nor how the measures provide useful information to investors regarding the Registrant’s financial condition and results of operations. Please refer to Questions 8 and 9 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm which supply additional substantive disclosures that are necessary to justify inclusion of non-GAAP measures in an SEC filing. Please provide, in disclosure-type format, a more

Securities and Exchange Commission
March 8, 2007

compelling argument as to why this is appropriate or delete the non-GAAP financial measures from your filing.
Company Response:
     The EBITDA reference noted on Page 14 has been deleted from our current filings.
     With respect to the EBITDA presentation on Page 39, as set forth in the Liquidity and Capital Resources section under the caption “Black Diamond Credit Facility,” on Page 36, at July 31, 2006, the non-GAAP measure EBITDA was a material covenant under our credit facility with Black Diamond Commercial Finance, which was a material contract. We believe that information about the covenant is material to understanding of our liquidity, and that as such, the guidance in Question 10 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” permits presentation of EBITDA in this situation.
     We will revise our future filings to provide the disclosures required by Question 10 of the above-referenced Frequently Asked Questions when we disclose EBITDA in the context discussed above.
Staff Comment:
2.	Consolidated Financial Statements, page F-1 Notes to Consolidated Financial Statements, page F-9 5. Intangible Assets, page F-16
2.	Please provide to us in disclosure type format the weighted average amortization period by each major class of intangible asset. Refer to paragraph 44(a)(3) of SFAS 142.
Company Response:
     The introductory paragraph to SFAS 142 paragraph 44, states: “For intangible assets acquired either individually or with a group of assets, the following information shall be disclosed in the notes to the financial statement in the period of acquisition.”
     Since we had no acquired intangibles for the fiscal years ended July 31, 2006 and 2005, we believe that we were not required under SFAS paragraph 44 to present disclosure of weighted average amortization. The additions to our intangibles during those periods represent payments for legal and similar costs relating to our patents, copyrights and trademarks and, as such, do not represent acquired intangibles.

Securities and Exchange Commission
March 8, 2007

Staff Comment:
3.	11. Convertible Preferred Stock, page F-26
3.	Please provide to us in disclosure type format any liquidation preference that is associated with these preferred shares. Also explain why you did not include the liquidation preference on the face of the financial statements. Refer to paragraph 6 of SFAS 129.
Company Response:
     The liquidation preference for the 100,000 shares of Series B Convertible Preferred Stock is set forth in Section 3 entitled “Liquidation Priority” of the Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Zila, Inc. and is reprinted below:
     “Upon the occurrence of (a) any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings in connection therewith, commenced by the Corporation or by its creditors, as such, or relating to its assets, or (b) the dissolution or other winding up of the Corporation whether total or partial, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy proceedings, or (c) any assignment for the benefit of creditors or any marshaling of the material assets or material liabilities of the Corporation (each, a “Liquidation Event”), no distribution shall be made to the holders of any Common Stock unless and until each holder of Series B Preferred Stock (each, a “Holder” and collectively, the “Holders”) shall have received a Liquidation Preference of $6.50 per share of Series B Preferred Stock (the “Liquidation Preference”). In the event that upon the occurrence of a Liquidation Event, the assets available for distribution to the Holders are insufficient to pay the Liquidation Preference with respect to all of the outstanding Series B Preferred Stock, the entire assets of the Corporation shall be distributed ratably among the shares of Series B Preferred Stock, and such pro rata amount shall be deemed to be the Liquidation Preference.”
     The preferred stock amount in our July 31, 2006 balance sheet was $462,500, or $4.625 per share, compared to liquidation value of $650,000, or $6.50 per share. We did not believe this disclosure was material and it was omitted. We will include this disclosure in future filings.

Securities and Exchange Commission
March 8, 2007

Staff Comment:
4.	Form 10-Q for the Period Ended October 31, 2006 Consolidated Balance Sheets, page 3
4.	Please tell us why you did not segregate the balance sheet items of the discontinued segments from those of the operating segments in the financial information for July 31, 2006. Refer to paragraph 46 of SAFS 144.
Company Response:
     We believe that SFAS 144, paragraph 46, sets forth reporting requirements for long-lived assets or disposal groups that qualify for held for sale classification.
     With respect to the disposition of our Nutraceuticals Business Unit in our fiscal quarter ended October 31, 2006, we believe that it did not qualify for held for sale classification at July 31, 2006 since it did not meet the recognition criteria in SFAS 144, paragraph 30 (a).
Paragraph 30(a) states:
“Management, having the authority to approve the action, commits to a plan to sell the asset (disposal) group.”
     Because approval of our shareholders was required to consummate the disposition of the Nutraceuticals Business Unit, we believe that management lacked the authority required in paragraph 30(a), and therefore the disposition of the Nutraceuticals Business Unit did not qualify for held for sale classification at July 31, 2006.
     In our Form 10-K for the Fiscal Year Ended July 31, 2006, we followed the guidance set forth in the first two sentences of SFAS 144, paragraph 33 which state:
“If the criteria in paragraph 30 are met after the balance sheet date but before issuance of the financial statements, a long-lived asset shall continue to be classified as held and used in those financial statements when issued. The information required by paragraph 47(a) shall be disclosed in the notes to the financial statements.”
     With respect to our Form 10-Q for the period ended October 31, 2006, we continued to follow the guidance in paragraph 33. We believe that subsequent retroactive segregation (reclassification) of assets and liabilities of a discontinued operation that did not initially qualify for classification as held for sale is not specifically addressed in SFAS 144.

Securities and Exchange Commission
March 8, 2007

***
We acknowledge to the Staff that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this letter to me at (602) 266-6700.

Very truly yours, Zila, Inc.
/s/ Diane E. Klein
Diane E. Klein
Vice President and Treasurer

     cc: Michael M. Donahey, Esq.